UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building
Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

As previously announced, Lion Group Holding Ltd. (the “Company”) received a letter from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) dated February 10, 2023 notifying the Company that it was below compliance standards due to the fact that the minimum bid price of the Company's American Depositary Shares (the "ADSs") was less than $1.00 for a consecutive 30 trading-day period. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary shares to one (1) ADS representing fifty (50) Class A ordinary shares. The change of the ADS ratio became effective on July 13, 2023.

On July 28, 2023, Nasdaq provided confirmation to the Company that its closing bid share price of the ADSs as of July 28, 2023 was above the Nasdaq’s minimum requirement of $1.00 per share. Accordingly, the Company is no longer considered below the $1 continued listing criterion of a minimum share price as set forth in Listing Rule 5550(a)(2) and has regained compliance on this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2023

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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